
KOTA
JOIN OUR WORLD
KOTA LONGBOARDS

The American landscape is ready for a reawakening.
A new era of performance. One that's inspired by aviation, grounded by integrity and driven by you. Let's race for speed while holding our edge. Let's spread our wings and carve our way.

Let's ride.


SPEED VENT
SEISMIC

Mike Maloney, President/CEO
mobile: 303-882-3062
mike@kotalongboards.com

MARKET OPPORTUNITY

NEW MARKET - MAINSTREAM ACTION SPORTS (MAS):

includes Active Lifestyle, Action Sports, Fitness, Surf Lifestyle & Ski/Mountain Lifestyle consumers.

- MAS consumer always searching/hungry for new activities & gear:
  - *roller blades - 1980s*
  - *re-invention of beach cruiser bike - Electra 1993*
  - *Stand Up Paddle (SUP) - early 2000's*
- MAS market is trending toward youthful & empowering recreational activities.
- Barrier to adopting skate - rebellious/reckless youth culture of traditional skate industry.
- MAS consumers are ready to adopt longboarding if offered the right product:
  - *rider control (performance) - motive is safety*
  - *style (aesthetic) - motive is image*
  - *compelling story (brand) - motive is engagement*
- KOTA appeals on product quality, style, culture & brand.


BOB - AGE 59

KOTA PRODUCTS & BRAND

KNIGHTS OF THE AIR - VALUE, QUALITY & BRAND:

knights of the air embodies a code of honor, integrity & esprit de corps from the dawn of aviation.

- KOTA offers unparalleled riding performance:
  - *engineered with hyperbolic saddle (camber + concave) for safe, rider controlled, "powder skiing on pavement" experience*
  - *one of VERY FEW skate products that enable true 'landsurfing'*
- KOTA styling appeals to MAS consumer:
  - *proprietary KOTAgrip finish (unique in marketplace)*
  - *eliminates need for grip tape / elevates primary art surface to top of deck*
- KOTA brand resonates with MAS consumer:
  - *values, vibe, authenticity, historical context, aviation heritage*
  - *strong CSR component with many product sales supporting relevant charities/community*
  - *'causal' purchase is meaningful to MAS consumer*
- Customers are asking for more branded KOTA product:
  - *desire additional engagement with KOTA brand*
  - *branded apparel & accessories at alternative price points*


LIZ - AGE 30

KOTA Longboards

it's your life, carve it!

TARGET MARKET

MAINSTREAM ACTION SPORTS - MAS MARKET:

MAS consumer moving away from price/commodity as purchase motive to value, quality & brand.

- Target demographic is older, broader:
  - *KOTA demographic spans young professional to retiree*
  - *age late 20s to 70s with heart of demo age 35-55, 40% female*
  - *mature, experienced consumer seeking new brands & products*
  - *traditional longboard skate caters to age 9-24, 93% male**
- MAS consumer has higher disposable income:
  - *typical spend is higher per item purchased*
  - *focus on value & quality*
- MAS consumer brand relevance:
  - *brand is significant purchase motive*
  - *as long as brand remains relevant, brand loyalty is high*
  - *once brand is adopted, will influence others to buy into brand*
- 2017 SIMA Surf Lifestyle Market Study:
  - *66.5 million adults (1/3 of U.S. adult population)*
  - *$26.5 billion in domestic annual spend*



* Surf Industry Manufacturers Association (SIMA) market report

KOTA Longboards

it's your life, carve it!

EXECUTIVE TEAM



MIKE MALONEY

FOUNDER / CEO

- Navy F-14 pilot / TOPGUN
- Seasoned start-up executive
- Ran technology & IP portfolios for CH2M HILL
- CEO of clean energy start-up
- BSME (CU)
- MS Finance (DU)



NIKKI MALONEY

FOUNDER / VP OPERATIONS

- KOTA admin, HR & payroll and supply chain
- Customer Service / order fulfillment
- Social media
- Former Denver MOED&IT Economic Development Specialist
- Biz Dev, Marketing (CH2M HILL)
- BS Public Policy (DU)



WICK HARDENBERGH

PRODUCTION MANAGER

- Ohio State (BA International Studies)
- Manufacturing, GE Turbines at Indy Honeycomb.
- Avid skier and ski instructor.



RICK RUSCH

MERCHANDISING ADVISOR

- Seasoned branding & soft goods executive
- 16 yr Land's End exec.
- REI, Eddie Bauer exec.
- VP Merchandising & Product Dev, Gander Mountain
- non-compensated at this time

DISTRIBUTION CHANNELS

DEVELOPING A MARKET - SALES CHANNELS:

consumer expectation - atmosphere, culture, interactive POP, community of like minded individuals.

- Direct (kotalongboards.com, email, phone & walk ins):
  - *highly dependent upon market reach / digital media following*
  - *expand reach with digital spend (AdWords, Facebook, YouTube)*
- CoBranding (promotional product, corp. gifts or resale):
  - *clients include Anheuser-Busch, Oakley, Subaru, Sage Hospitality, Vail Resorts, SOFLETE, 5.11 Tactical, Ferrari, Beyond, etc.*
  - *focus on Brewery/Distillery, Hotel/Resort & Automotive markets*
  - *trend for KOTA is toward higher quality brands & larger POs*
  - *leverage KOTA market reach via CoBrand partners*
- Specialty Retail:
  - *independent specialty retailers are under stress & slow to react to changing consumer demands*
  - *big box specialty retailers doing well*
  - *in 2017 KOTA picked up Ron Jon & Scheels, in dialogue with REI*
- New Market Opportunity:
  - *University ride-share modeled after bike ride-share.*


Budweiser
FOLDS of HONOR
PROUD TO SERVE THOSE WHO SERVE

MARKETING SPEND - TARGET DIRECT & COBRAND:

spend on digital marketing, travel & branded product - fluid budget doubling down on what works.

- KOTA selected for Google Concierge Program:
  - *3-mo targeted digital marketing campaign (AdWords/YouTube)*
  - *Google labor & management are free / KOTA pays for AdWords, video views ($50k budget)*
  - *market reach over 3mm people, driving est. 300k to website*
  - *program is cornerstone of marketing effort to boost direct sales*
- Engage with additional CoBrands:
  - *expand into additional AB brands (alone can cash flow KOTA)*
  - *obtain additional Brewery/Distillery, Hotel/Resort & Auto brands*
  - *targets include CrossFit, BMW, Margaritaville, Sage, etc.*
- Land Specialty Retail:
  - *expand Scheels relationship, develop REI*
  - *independents - go after low hanging fruit but no major spend*
  - *fewer, select trade shows (too expensive, low ROI)*
- Expand branded product offerings:
  - *branded apparel & accessories*


GEAR GARAGE
yourself—everything you see is
complimentary for Halcyon guests.
SIMPLY ASK A HOST AT THE KITCHEN COUNTER FOR
ASSISTANCE WITH ANY GEAR.
#GEARGARAGE

IP & INNOVATION

INNOVATION - SETTING KOTA APART:

IP & features that set KOTA apart from traditional skate & appeal to MAS consumer.

- KOTAgrip finish (formalized Trade Secret):
  - *non-porous grip finish eliminating the need for grip tape*
  - *completely unique in the skate market*
- KOTA Simulator (patent pending):
  - *highly effective POP (Point Of Purchase) and training tool*
  - *selling to retailers and CoBrand partners*
- KOTA Clear Deck (tested, not implemented):
  - *eliminating truck holes through the deck*
- Anticipated Truck System (TBD):
  - *unique features that will enhance carving capabilities*
  - *integrated anti-theft device*


KOTA CLEAR DECK
CLEAR DECK
VIEUX CHARLES


PREPARE for FLIGHT
KOTA SIMULATOR

KOTA ELECTRIC - SPITFIRE Mk V:

Electric longboard disruptive in this rapidly growing marketplace.

- eBoard Market:
  - *Boosted, Inboard, Evolve are primary, higher end market participants*
  - *Competitors focused on battery & drive train, ignoring deck performance*
- KOTA Market Advantage:
  - *Only KOTA can offer a choice of deck shape + graphic design*
  - *Battery & drive train feature best-in-class specifications (15-17 mi range, 22-25 mph)*
  - *MSRP is at least $300 less than any of the top, comparable brands*


KNIGHTS OF THE AIR
40.7

KOTA Longboards
it's your life, carve it!

COMMUNITY OUTREACH

CORPORATE SOCIAL RESPONSIBILITY - KOTA GIVES BACK:

community outreach is coded into KOTA's DNA, continuing to serve.

- Carve It For Life! (CIFL!):
  - *501(c)(3) PTS Healing program serving veterans, first responders and their families*
  - *lifelong healing through recreation & community of longboarding*
- Denver Public Schools Middle School Program:
  - *fully integrated into Grant-Beacon and Merrill Middle Schools*
  - *includes stress management techniques from CIFL! program*
- Cause Donations through Direct & CoBrand Sales:
  - *several designs at kotalongboards.com with donation component (Denver Mtn Parks, UDT SEAL Assoc., etc.)*
  - *CoBrand license fees comprised of donations to targeted charities (Folds Of Honor, Infinite Hero, etc.)*
- Charitable Contributions:
  - *5 legacy charities to whom we donate product for auction*
  - *offer corporate pricing to multitude of other charities*
  - *a single KOTA complete will auction for well over $1,000 (record stands at $3,100)*



REVENUE HISTORY

KOTA HISTORIC REVENUE - HIGHS & LOWS:

stop doing things that don't work and focus time & capital on those that do.

- 2012 to 2014:
  - *focus on testing & establishing response to product/brand from MAS consumers*
  - *rapid revenue growth while establishing scaleable manufacturing processes*
- 2015 to 2016:
  - *focus on specialty retailers within the MAS market*
  - *tradeshows, local events*
  - *impact of factory move & slow retail economics*


HISTORICAL ANNUAL REVENUE COMPARISON
$250K
$200K
$150K
$100K
$50K
2013
2014
2015
2016
2017
• revenue decline direct result of 2016 factory move
• 32% Revenue Growth
• Reduced burn by 21%
• developed sales pipeline that could more than double sales in 2018
factory move & re-establishment of full scale ops

- 2017 to today:
  - *pivoted to CoBrands (landing Anheuser-Busch & others)*
  - *established stable, scalable production in new facility*
- 2018 and beyond:
  - *continue to develop all sales channels driving KOTA to cash flow & profitability*

KOTA POISED FOR PROFIT - NEEDS MARKETING & WORKING CAPITAL:

experienced, gritty team that has kept pushing through good times and bad.

- Existing client relationships can propel KOTA to profit:
  - *Anheuser-Busch has 11 craft brewery and dozens of other major brands (Stella, Heineken, Rolling Rock, Becks, Landshark…)*
  - *AB relationship can expose KOTA to other markets (NASCAR, NFL, others)*
  - *Ongoing & perpetual license agreement with ability to sell direct to public, license fee is $20/unit donation to charity*
- Focused use of capital:
  - *our experience since 2013 has provided clarity as to what marketing spends yield superior ROI*
  - *no longer needing to prove MAS market is ready for KOTA*
  - *new market potential with University ride-shares, etc.*
- Scalable growth due to factory move:
  - *nearly 8,000 sf facility capable of producing 20,000 units per year*
  - *showroom adjacent to 17,000 seat amphitheater*






0225


SCHOOL BUS
STOP









